Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
V6C 3P1 Canada

Item 2.	Date of Material Change

December 7, 2018.

Item 3.	News Release

The News Release dated December 10, 2018 was disseminated through Newsfile Corp.

Item 4.	Summary of Material Change

The Company completed a non-brokered private placement by issuing 8,220,645 common shares to SSR Mining Inc. at a price of $3.73 per common share for gross proceeds of $30,663,006.

The Company also received proceeds of $7,375,755 as a result of the exercise of 2,458,585 previously issued common share purchase warrants.

Item 5.1	Full Description of Material Change

The Company completed a non-brokered private placement (the “Private Placement”) previously announced on November 29, 2018 with SSR Mining Inc. (“SSRM”).

SSRM purchased 8,220,645 common shares of the Company (the “Common Shares”) at a price of $3.73 per share for a total investment of $30,663,006 in the Private Placement. The Common Shares issued pursuant to the Private Placement have a statutory hold period of four months and one day expiring April 8, 2019. The Private Placement was approved by the TSX Venture Exchange on December 11, 2018.

In connection with the Private Placement, SSRM and the Company entered into a subscription agreement, the provisions of which include the following, among other terms, for so long as SSRM holds 5% or more of the outstanding Common Shares of the Company:

•	A standstill limiting SSRM to acquire up to a maximum of 9.9% of the issued and outstanding Common Shares of the Company on a fully diluted basis;

•	Participation rights to maintain pro rata share ownership interest in future share issuances of the Company;

•	A right of first refusal on any proposed royalty, stream or offtake agreement on the Company’s Las Chispas Project; and

•	Certain information rights to Las Chispas Project technical and scientific data.

The Company also received proceeds of $7,375,755 as a result of the exercise of 2,458,585 previously issued Common Share purchase warrants (the “Warrants”). Each Warrant was exercisable for one Common Share at a price of $3.00. One-half Warrant was issued with each Common Share in the Company’s bought deal financing completed on December 6, 2016, and expired on December 6, 2018.

With the Warrant exercise and the closing of the Private Placement with SSRM, the Company has $46 million of cash and expects to be fully funded to complete the following work on the Las Chispas Project in 2019: (1) a resource update in Q1, 2019; (2) completion of a Preliminary Economic Assessment (“PEA”) in Q1, 2019; (3) the construction of an exploration decline and drifting into the high-grade Area 51 zone of the Babicanora Vein; (4) an aggressive infill and expansion drilling program to upgrade and potentially increase the high-grade precious metal resource; and (5) with a positive PEA, a Pre-Feasibility Study by the end of 2019.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

N. Eric Fier, Chief Executive Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

December 13, 2018